UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 2, 2007

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, BC
V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 2, 2007

* Print the name and title of the signing officer under his signature

Ste.1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES APPOINTMENT OF MANAGING DIRECTOR - OPERATIONS

October 2, 2007, Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV;ARQ; AMEX:ANO; JSE:ARQ) announces that Nicholas James, Pr.Eng., has been appointed as the Managing Director - Operations of the Company, effective October 1, 2007. This appointment is in accordance with Anooraq's stated objective to bolster its technical team in South Africa, pursuant to implementation of its recently announced transactions with Anglo Platinum and its transformation from an exploration/development company into a substantial operating company.

Mr. James is a mining engineer with over 25 years of experience in the mining industry in Southern Africa, including mines and projects in South Africa, Zambia and Tanzania. His operational experience includes developing and managing a range of mineral deposits, including Witwatersrand and Archean gold deposits, massive copper and pyrite deposits and, more recently, narrow tabular platinum ore bodies on the northeastern limb of the Bushveld Complex.

Most recently, Mr. James was the Business Leader (General Manager) of the Modikwa Platinum Mine, operated as a 50:50 joint venture between Anglo Platinum and African Rainbow Minerals (ARM), and located on the northeastern limb of the Bushveld Complex. Mr. James' accomplishments at Modikwa included improvements in safety performance and relationships between the mine management, workforce and local communities. Prior to that he spent six years with Konkola Copper Mines in Zambia, as the Mine Manager of the Nampundwe Mine and then the Konkola Mine where he managed the transition of mine ownership and successfully advanced projects to increase reserves, modernize operations and improve productivity.

Mr. James has also worked as a mining consultant and was involved in preliminary through to feasibility level studies for mining projects in South Africa, Tanzania and Zambia. From his graduation in 1980 to 1993, he largely worked at gold operations in South Africa, advancing from a mine trainee in 1981 to a Mine Overseer in 1983, and to Section Manager and Mine Manager at Anglo American's Freegold operations from 1986-1992.

A graduate of the University of Witwatersrand with a Bachelor of Science in Engineering, he has post graduate diplomas in mine management, mineral economics, industrial relations and executive development. He is also a registered professional engineer in South Africa.

Acting President and CEO Tumelo Motsisi said: "We are very pleased that Nick James has joined Anooraq. He has an excellent background in mine operations and is also a skilled communicator with a genuine interest in employee and community relations. Mr. James will play a key role as the Company acquires an interest in the Lebowa Platinum Mine and advances the development of the Ga-Phasha and Boikgantsho platinum group metals projects. On behalf of the board of directors, I would like to welcome him to the management team."

Anooraq Resources Corporation is engaged in the exploration and development of platinum group metals (PGM) properties in the Bushveld Complex of South Africa, with a goal to become a significant PGM producer. Its assets include a 50% interest in the Ga-Phasha, the Boikgantsho and the Kwanda JV Projects. The Company has also recently announced a transaction with Anglo Platinum to acquire 51% of the Lebowa Platinum Mine, and increase its interest in the Ga-Phasha, Boikgantsho and Kwanda Projects to 51% that, when completed, will transform Anooraq into the world's third largest platinum company in terms of mineral resources.

For further information on Anooraq and its PGM properties, please visit the Company's website www.anooraqresources.com or call investor services at 604-684-6364 or toll free in North America at 1-800-667-2114.

On behalf of the Board of Directors
Tumelo Motsisi
Acting President and CEO

The TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward-looking statements. Although Anooraq believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Anooraq, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.